Ira L. Kotel Partner	ira.kotel@dentons.com D+1 973 912 7177 Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 USA T+1 212 768 6700 F+1 212 768 6800

October 24, 2013
Mark P. Shuman Branch Chief—Legal U.S. Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Amber Road, Inc. Confidential Draft Registration Statement on Form S-1 Submitted on July 12, 2013 CIK No. 0001314223

Dear Mr. Shuman:

On behalf of Amber Road, Inc. (the “Company”), we are hereby submitting Confidential Draft No. 3 (the “Amendment”) to the Company’s registration statement on Form S-1, which the Company first submitted to the Securities and Exchange Commission (“Commission”) on July 12, 2013, as amended by Confidential Draft No. 2 which the Company submitted to the Commission on September 12, 2013 (the “Registration Statement”).

The Company has revised the Registration Statement to reflect its responses to the October 2, 2013 comments (the “Comment Letter”) from the Commission staff (the “Staff”). In order to facilitate your review of the Amendment, we have responded, on behalf of the Company, to each of the comments set forth in the Comment Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments in the Comment Letter. Bold face type indicates the Staff’s comments set forth in the Comment Letter.

Overview, page 1

1.	Please expand your disclosure to include the information provided in response to prior comment 9; specifically, state the number of clients contacted, and the number of corresponding responses.

RESPONSE: The Company has revised its disclosure on pages 2 and 64 of the Amendment in response to the Staff’s comment.

2.	We note your response to prior comment 11. Since your disclosure in this section states that one of your growth strategies is to further your international expansion, consider including in the prospectus summary information relating to your existing international customers, such as the number of international clients during the periods presented and their significance to your historical operations, expressed in quantitative terms.

RESPONSE: The Company previously disclosed that during 2012, and for the six months ended

Mark P. Shuman October 24, 2013 Page 2

June 30, 2013, revenue from international customers accounted for 9% and 10% of total revenue, respectively. In response to the Staff’s comments, the Company has added this disclosure to pages 3 and 64 of the Amendment and revised its disclosure on page 39 of the Amendment to indicate that since 2010, revenue from international customers has increased consistently by a small amount year over year. In further response to the Staff’s comment, the Company considered providing additional information regarding international customers, such as the number of international customers during the periods presented. After due consideration, the Company respectfully submits to the Staff that tracking such information over time would not be meaningful to investors because, while the Company categorizes its customers as domestic or international based on the location of their headquarters, the Company’s solution is often implemented across multi-national enterprises. Accordingly, the domestic-versus-international distinction does not correlate with where the Company has deployed its solution or whether the revenue it generates is derived from sales made domestically or abroad.

3.	In the context of your disclosure pertaining to the EasyCargo acquisition, you state that complying with processing trade can reduce product costs by 25% or more. Please specifically disclose the factual basis and time period covered by this claim. Also disclose the range of cost levels achieved, expressed as maximum and minimum amounts, and the nature of the distribution of cost savings experienced in this regard.

RESPONSE: The Company has revised its disclosure on pages 6 and 64 of the Amendment in response to the Staff’s comment and is supplementally providing to the Staff documentation in support of the duties and taxes set forth in the Registration Statement.

4.	Please expand your discussion related to your recent acquisition of EasyCargo to briefly summarize the financial terms of the transaction.

RESPONSE: The Company has revised its disclosure on page 6 of the Amendment in response to the Staff’s comment.

Dilution, page 35

5.	It appears that you have excluded the total consideration provided by existing stockholders. However, this information does not appear to be excludable pursuant to Rule 430A; please revise your disclosure to include this information, and describe any non-cash consideration provided, or tell us why such information is not required to be included.

RESPONSE: The Company has revised its disclosure on page 36 of the Amendment in response to the Staff’s comment.

Mark P. Shuman October 24, 2013 Page 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation

Common Stock Valuations, page 46

6.	We note from your revised disclosures in response to prior comment 27 that you used revenue multiples under the income approach. Please revise your disclosures to describe in more detail the factors you considered in determining your selection of comparable companies. In this regard, you should explain how you considered industry similarity, financial risk, company size, geographic diversification, growth and profitability. As part of your response, clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including the discount rate and volatility assumptions.

RESPONSE: The Company has revised its disclosure on page 47 of the Amendment in response to the Staff’s comment.

7.	We note the revised disclosures provided in response to prior comment 28. Although we note additional disclosure, it remains unclear to us why fair values increased between periods. In this regard, we would note that an investor would need to compare the assumptions used in the different valuations in order to determine what may have caused the change in fair value between periods. Please revise to describe, for each valuation period, the specific factors that resulted in the increase in fair value from the prior valuation period. For periods where there was a significant increase in the fair value of your common stock between grant dates please revise to quantify the extent to which the changes in the respective valuation assumptions impacted the fair value.

RESPONSE: The Company has revised its disclosure on pages 49 through 51 of the Amendment in response to the Staff’s comment.

Results of Operations, page 52

8.	We note your response to prior comment 32. Please explain to us, in greater detail, why you believe that the disclosure of the historical number of customers and average revenues from enterprise and mid-market customers for prior periods presented is not useful to an investor. In this regard, it would appear that this information may be useful when analyzing the changes in revenues and any trends in your business. We refer to you Section III.B.1 of SEC Interpretive Release No. 33-8350.

RESPONSE: After further consideration, the Company agrees with the Staff that disclosure of the historical annual number of enterprise and mid-market customers is helpful to investors and has accordingly updated the disclosure on pages 54 and 55 of the Amendment. The Company

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maintains that the relative mix of its mid-market and enterprise customers can fluctuate arbitrarily from quarter to quarter, and that to disclose these figures on less than an annual basis could invite investors to make inaccurate positive or negative assumptions about the Company’s business. Accordingly, the Company has declined to disclose quarterly information to investors as it may be misleading.

Business

Company Overview, page 63

9.	We note your response to prior comment 37. Please tell us the minimum amount the identified customers spent on your solutions during each fiscal year presented.

RESPONSE: The Company supplementally advises the Staff that the customers included in the table on page 80 of the Registration Statement are a representative sample of the Company’s current customers because they include both enterprise and mid-market customers. The Company did not utilize a specific dollar threshold for its customers represented in the table, however, the contribution to revenue of the enterprise customers in the table was generally more than $100,000 and the contribution to revenue of the mid-market customers in the table was more than $100,000 at the high end of the mid-market customer range.

Executive Compensation

Summary Compensation Table, page 96

10.	We note your response to prior comment 42. Please revise your disclosure to discuss the factors considered by your compensation committee in granting options to your executives. Also discuss any instances in which the grants varied from the recommendations it received from its compensation consultant, and explain the reasons for such deviations.

RESPONSE: The Company has revised its disclosure on page 96 of the Amendment in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 104

11.	You indicate that Mr. Kae-por F. Chang, the founder and CEO of EasyCargo, is your Managing Director for China, although we note that Mr. Chang does not appear to have been affiliated with you prior to EasyCargo’s acquisition, please expand your disclosure to include any information required by Item 404(a) of Regulation S-K. Also tell us whether you, or your recently acquired subsidiary, have entered into an employment agreement with Mr. Chang, and if so, whether you intend to file such agreement as an exhibit to the registration statement.

RESPONSE: While the Company is continuing to evaluate Item 404(a) in regards to the EasyCargo acquisition, it advises the Staff that the arrangements between Mr. Kae-por Chang and the Company are embodied in (i) the Share Purchase Agreement for EasyCargo, a copy of

Mark P. Shuman October 24, 2013 Page 5

which is being filed as Exhibit 10.19 to the Registration Statement and (ii) an employment letter that is typical under Chinese practice. The Company considered the status of the employment letter and determined that it is not a material contract of the Company under Item 601 of Regulation S-K and it is also not required to be disclosed under Item 404(a) pursuant to Instruction 5(a)(ii) thereto.

Principal and Selling Stockholders, page 107

12.	Please disclose Ms. Craven and Mr. Malone’s ownership interests in your company. Refer to Item 403(b) of Regulation S-K.

RESPONSE: The Company has revised its disclosure on page 107 of the Amendment in response to the Staff’s comment.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies and Practices

(f) Cash and Cash Equivalents, page F-10

13.	We note the revisions made in response to prior comment 45; however, your disclosure on page F-10 continues to be inconsistent with that of page F-11. Please tell us whether the amounts in question are “money market accounts” or “money market funds” and revise your disclosures accordingly.

RESPONSE: In response to the Staff’s comment, the Company has revised pages F-11 and F-12 of the Amendment to clarify that the amounts in question are money market accounts.

Note 5. Income Taxes, page F-22

14.	Your response to prior comment 51 indicates that you have subsidiaries in India and the UK. Please revise your disclosures to clarify that the Indian entity is treated as a branch for U.S. tax purposes and as such, all income attributable to the Indian branch is currently recognized in the U.S. Your disclosures should also clarify that there are not any significant undistributed earnings from the UK subsidiary due to the U.S. parent.

RESPONSE: In response to the Staff’s comment, the Company has revised page F-22 of the Amendment to clarify the tax treatment of our subsidiaries in India and the UK.

Note 8. Stockholders’ Equity

(m) Restricted Stock, page F-27

15.	We note your response to prior comment 53. For those nonrecourse notes that were forgiven, please tell us how you accounted for the forgiveness of the non-recourse debt and accrued interest.

Mark P. Shuman October 24, 2013 Page 6

RESPONSE: The Company respectfully advises the Staff that because the notes were not forgiven, its prior disclosure in Note 8(m) on pages F-27 and F-28 summarizes how the Company accounted for the non-recourse debt and accrued interest. While the notes remain legally in effect, for accounting purposes they were charged to expense in 2005. As a result, they are not currently reflected on the Company’s financial statements and the Company has not recorded any interest income associated with these non-recourse notes. As stated in the Company’s response to prior comment 53, the authoritative guidance relied upon when the notes were issued was Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and EITF 95-16: Accounting for Stock Compensation Arrangements with Employer Loan Features under APB Opinion No. 25 (EITF 95-16).

Exhibit Index, page II-6

16.	Please tell us what consideration you gave to filing the EasyCargo acquisition agreement. Refer to Item 601 subparagraphs (b)(2) and (b)(10) of Regulation S-K.

RESPONSE: The Company advises the Staff that it has filed as Exhibit 10.19 a copy of the EasyCargo acquisition agreement as part of the Amendment, subject to a request for confidential treatment for certain portions thereof.

17.	Please update the exhibit index in your next submission to reference the consents for Ms. Craven, and Mr. Malone. Refer to Rule 438 of Regulation C.

RESPONSE: The Company has revised its disclosure on page II-6 of the Amendment in response to the Staff’s comment.

Further Information

18.	We refer to our telephone conversation of October 8, 2013 regarding the graphics that the Company intends print on a gate-fold cover to the prospectus.

RESPONSE: The Company respectfully advises the Staff that it believes that the text previously presented to the Staff is adequately related to the photograph because the Company’s customers utilize the transactions and the trade content database updates referred to in the text to bring about the movement of cargo across international borders, as illustrated by the photograph of the containers in port.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Mark P. Shuman October 24, 2013 Page 7

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for reviewing the Amendment. Should you have any questions, please do not hesitate to contact Victor H. Boyajian at (212) 768-5349 or me at (212) 398-5787.

Sincerely,

Ira L. Kotel, Esq.

Enclosures

cc:

James W. Preuninger

Thomas E. Conway

Elliot Brecher, Esq.

    Amber Road, Inc.

Kenneth J. Gordon, Esq.

Michael C. Wong, Esq.

    Goodwin Procter LLP

Victor H. Boyajian, Esq.

Marc H. Mandel, Esq.

    Dentons US LLP